UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

To whom it may concern:	August 13, 2007

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
Head Office:	5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan
Listing Code:	8411 (Tokyo Stock Exchange 1st Sec., Osaka Securities Exchange 1st Sec.)

Dissolution of Subsidiary

Mizuho Financial Group, Inc. hereby announces that its wholly owned subsidiary, Mizuho Bank, Ltd., has decided to dissolve its subsidiary, MIZUHO CREDIT CO., LTD., as follows:

1.	Outline of subsidiary to be dissolved

Company Name	MIZUHO CREDIT CO., LTD.
Location	11-4, Nishishimbashi 1-chome, Minato-ku, Tokyo, Japan
Representative	Izumi Matsukuma
Business	Financial services
Date of Establishment	April 1999
Capital Stock	JPY 30 million
Outstanding Shares	2,316 shares
Total Assets	JPY 38,504 million as of March 31, 2007
Number of Employees	28 as of March 31, 2007
Shareholder	Mizuho Bank, Ltd. 100%
Recent Results of Operations	Ordinary Losses: JPY 229 million (Fiscal 2006)
Net Losses: JPY 295 million (Fiscal 2006)
Scheduled Date of Dissolution	Between March 2008 and June 2008 (scheduled)
MIZUHO CREDIT CO., LTD. will continue its main business until its transfer to Mizuho Bank, Ltd.

2.	Reason for dissolution

Mizuho Bank, Ltd. has decided to dissolve MIZUHO CREDIT CO., LTD., subject to regulatory approvals and other procedures required due to Mizuho Bank, Ltd. being the assignee of its main business.

3.	This decision will have no material effect on the Earnings Estimates for the current fiscal year of Mizuho Financial Group, Inc. (both consolidated and non-consolidated).

Contact: Mizuho Financial Group, Inc. Corporate Communications Public Relations Office
+81-3-5224-2026